        Exhibit 10.1
CRANE HOLDINGS CO. 100 FIRST STAMFORD PLACE STAMFORD, CT 06902-6784

September 27, 2022

Aaron Saak
[Address Omitted]
[Address Omitted]

Aaron:

Thank you for your continued interest in Crane NXT and the exciting opportunity to lead the organization at such a critical juncture. It has been a pleasure getting to know you through our recruitment process. You have an incredible background including a strong academic foundation and significant leadership experience.
We are excited to offer you the opportunity to join Crane Holdings, Co. (the “Company”) as CEO Designate for Crane NXT, Co. (“Crane NXT”) reporting directly to the Company’s Board of Directors. Upon the spin-off resulting in the separation of Crane Company from Crane NXT (the “separation transaction”), the Company will be renamed Crane NXT, you will become CEO of Crane NXT, and you will continue to report directly to the Crane NXT Board of Directors. Initially, you will be a remote employee, but thereafter you and the Crane NXT Board will establish your corporate office in a mutually agreeable location.
We are pleased to share the following offer details:
1.Annual base salary of $800,000. You will be paid on a biweekly basis. The Management Organization and Compensation Committee of the Company’s Board of Directors, which will become the Management Organization and Compensation Committee of Crane NXT upon the separation transaction (the “Compensation Committee”) will review your base compensation thereafter annually.
2.In 2023 and future years, you will be eligible to participate in the annual incentive plan applicable to executives of Crane NXT. At “target” performance you would receive a payout equal to 100% of your annual base salary. The bonus will be based on achievement of financial or other performance goals established by the Compensation Committee. The annual incentive plan payout is capped at 200% of target payout (or such other level as determined by the Compensation Committee). We have accommodated your 2022 bonus by paying you a sign-on bonus (as described further in paragraph 3 below) and therefore you will not be eligible for an award in 2022 under the Company’s annual incentive plan.
3.To replace the equity compensation that will be forfeited when you terminate with your current employer to join Crane, the Compensation Committee has approved a long-term incentive compensation grant under the Crane Holdings, Co. 2018 Stock Incentive Plan

        Exhibit 10.1
(or its successor plan, the “Stock Plan”) having a grant date value equivalent to $2,200,000. The award will be effective on your start date with the Company (as described below). This grant will be delivered in restricted share units (“RSUs”) that vest 25% each year on the anniversary of the grant date, subject to your continued employment, with the number of RSUs determined based on the closing price of the Company’s common stock on your start date. The RSUs will be evidenced by an award agreement under the Stock Plan, and these RSUs will be governed solely by the terms of that award agreement and the Stock Plan. In conjunction with the RSU award, you will be required to sign a Confidentiality and Noncompetition Agreement, which is attached for your review and execution.
You will be eligible for future annual equity grants under the long-term incentive compensation program applicable to Crane NXT’s executive officers, as approved by the Compensation Committee. The aggregate value of those awards will not be less than $4,000,000 for grants to be made in early 2023 as part of the 2023 long-term incentive compensation program, with amounts and forms of awards for future years to be determined by the Compensation Committee. We currently expect that the 2023 awards will be made to you 75% as non-qualified stock options and 25% as time-vesting RSUs.
All outstanding equity grants awarded prior to completion of the separation transaction will be treated under the “replacement method” for adjusting equity awards as a result of the separation transaction. Under this method, awards will be adjusted to be solely in shares of Crane NXT stock with approximately the same value immediately after the separation transaction as the awards were valued immediately before the separation transaction, all as determined by the Compensation Committee and subject to the terms of the Stock Plan.
As CEO Designate of Crane NXT, you will be required to retain a minimum of five (5) times base salary in Company common stock under the Company’s stock ownership policy. While there is not a specific time horizon to reach that level, you will be required to retain at least 50% of the net shares received in each vesting cycle or subsequent individual equity transaction until you reach the required stock-holding requirement. We believe this executive stock holding requirement aligns our senior leaders with the best interests of our shareholders.
As mentioned in paragraph 2, we are offering you a cash sign-on bonus to compensate for the 2022 bonus that you will be forfeiting from your current employer of $700,000, less required tax withholding. The cash sign-on bonus will be delivered in two installments: the first installment will be paid in the first payroll period following your start date, and the second installment will be paid in the first payroll in March 2023 when you would have normally received your bonus from your current employer (not later than March 15, 2023), subject to your continued employment with the Company through that date. The sign-on bonus is subject to the terms of a sign-on bonus recovery agreement that is attached for your review and execution. That agreement requires your repayment of the sign-on bonus if, within the first eighteen (18) months of your employment, you voluntarily terminate your employment, or your employment is terminated by the Company for cause.
4.You will also be eligible for the following benefits, subject to the terms of the applicable plans:

        Exhibit 10.1
a.Health and welfare benefits are effective on the first day of the month following your date of hire. Enclosed are collateral materials to familiarize you with the Company’s benefit offerings.
b.Savings & Investment Plan (401(k)): Information will be sent directly to you from Vanguard. The Company’s Plan provides an annual non-matching contribution of 3% of base salary and a matching contribution of 50% of the first 6% you contribute on a pre-tax basis.
c.Participate in the Company’s Benefit Equalization Plan – Part B (BEP). The BEP is a non-qualified, deferred compensation plan, that provides participants with annual benefit credits equal to 3% of eligible annual compensation in excess of the IRS compensation limitation ($305,000 in 2022) that is applicable to contributions under the Savings & Investment Plan.
d.Participation in the bi-annual executive physical program
e.You will be eligible for five (5) weeks of vacation each year.
f.You will be eligible to receive a company car as part of the Company’s Fleet Program. This program includes a company-leased vehicle with insurance and maintenance expenses paid by the Company.
g.You can take advantage of the Company’s executive home network security program whereby the Company partners with Total Digital Security to provide industry-leading cyber security solutions for protection from cybercrime and online risk.
5.If the separation transaction should fail to close, and therefore you are not the CEO of Crane NXT (a standalone publicly-traded company), by the 18-month anniversary of your start date, the role of CEO Designate of Crane NXT shall be eliminated and your employment shall be immediately terminated, unless we mutually agree otherwise. In case of such termination due to job elimination, you shall be eligible to receive the following severance benefits:
a.A cash severance benefit equal to two (2) times the sum of (A) your base salary and (B) your target annual bonus, payable in substantially equal installments in accordance with the Company’s regular payroll practice over the 24-month period following your termination of employment;
b.A lump sum payment equal to (i) twenty-four (24) times (ii) the monthly cost of the Company-paid portion of the group medical, dental and vision coverage applicable to you and your eligible dependents as of the date of your termination; and
c.Full vesting of any outstanding Company equity awards (subject to actual performance results for the full performance period(s) for any such awards that have performance-based vesting requirements).
For avoidance of doubt, the sign-on bonus repayment obligation will not apply in the event the Crane NXT CEO role is eliminated. However, to be eligible to receive the benefits described above, you must execute and not revoke a release of claims in such form as the

        Exhibit 10.1
Company may require, consistent with its standard practices, which release must become effective no later than thirty (30) days following the date of your termination of employment. Payments of the cash severance amounts will commence on the first payroll period following the release becoming effective, not later than sixty (60) days after your termination date, with any payments that would have otherwise been made before the release becomes effective included in the first payment. The lump sum payment related to the group medical, dental and vision benefits shall be paid in a lump sum on that same payroll date after the release becomes effective. Continued payment of the cash severance benefits is also conditioned on your compliance with any post-employment covenants under the Confidentiality and Noncompetition Agreement.
6.As a senior officer of the Company, you will be provided with a Change in Control Agreement and an Indemnification Agreement, the forms of which are attached for your reference.
Your entitlement to the above benefits is subject to change, to the extent that the Company enhances, diminishes, or otherwise changes such benefit programs offered to other employees at levels similar to yours. Like other employees of the Company, you will remain an employee-at-will, which means that you may resign from your employment or be separated by the Company at any time for any lawful reason. This offer is contingent upon successful completion of the pre-employment process which includes reference checking, confirmation of education, proof of work eligibility, and a criminal background investigation. Exhibit A to this letter includes certain provisions related to compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).
Aaron, we are very excited to have you join our team. We look forward to your formal acceptance of this offer, and to working with you to deliver exceptional shareholder value.
If acceptable to you, we propose an October 31, 2022, start date or sooner. Please sign and return (scan / email, then mail original) the document to me. Please feel free to call me if you have any questions or comments generally and to Tami Polmanteer if specifically tied to the offer ((203) 363-7341 (O) or (203) 979-0484 (M)).
Sincerely,

/s/ Jennifer Pollino
Jennifer Pollino
Chair, Management Organization and Compensation Committee

I acknowledge that I have read, understand, and agree to the conditions of employment as set forth above.

/s/ Aaron Saak                        October 5, 2022
Aaron Saak                        Date

        Exhibit 10.1
Exhibit A
Section 409A
This letter is intended to comply with Section 409A of the Code or an exemption thereto, and, to the extent necessary in order to avoid the imposition of an additional tax on you under Section 409A of the Code, payments may only be made under this letter upon an event and in a manner permitted by Section 409A of the Code. For purposes of Section 409A of the Code, the right to a series of installment payments under this letter shall be treated as a right to a series of separate payments. Any payments or benefits that are provided upon a termination of employment shall, to the extent necessary in order to avoid the imposition of any additional tax on you under Section 409A of the Code, not be provided unless such termination constitutes a “separation from service” within the meaning of Section 409A of the Code. Any payments that qualify for the “short term deferral” exception or another exception under Section 409A of the Code shall be paid under the applicable exception. Notwithstanding anything in this letter to the contrary, if you are considered a “specified employee” (as defined in Section 409A of the Code), any amounts paid or provided under this letter due to your separation from service shall, to the extent necessary in order to avoid the imposition of an additional tax on you under Section 409A of the Code, be delayed for six months after your “separation from service” within the meaning of Section 409A of the Code, and the accumulated amounts shall be paid in a lump sum within 10 calendar days after the end of the 6-month period. If you die during the 6-month postponement period prior to the payment of benefits, the amounts the payment of which is deferred on account of Section 409A of the Code shall be paid to the personal representative of your estate within 60 calendar days after the date of your death. The Company makes no representations that the payments and benefits provided under this letter comply with Section 409A of the Code and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by you on account of noncompliance with Section 409A of the Code.